SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

27 April 2012

PROPOSAL OF SHAREHOLDERS

ITEM 4 ON THE AGENDA:

(To resolve on a general appraisal of the Company’s management and supervision)

In order to comply with article 455-1 of the Portuguese Companies Code, which establishes that the Annual General Meeting of Shareholders shall resolve on the general appraisal of the company’s management and supervision;

Taking into account the performance of the Board of Directors during the 2011 financial year, which, in a particularly adverse economic environment that was marked by the crisis in internal and external financial markets, further aggravated by the crisis of the sovereign risk in the Euro area, guided the Portugal Telecom Group’s businesses by seeking to make the operational and organizational structure the more profitable, led the development in all business segments, consolidated its investment in Brazil and maximised the strategic value of its various international assets, which led to well-known results;

Further taking into account that the management of the Company pursued and achieved with great success the consolidation of its wager on innovation and development, notably on Meo, which exceeded the ambitious target of one million customers in the launching of new applications, such as MEO GO, MEO REMOTE and, this year, MEO KANAL, this latter one being an innovation at world level, and on the Mobile Broadband, thus contributing to an increase in the Portugal Telecom Group’s structural competitive advantage and a leadership reinforcement in the telecommunications and technology business in Portugal;

Similarly, the Company’s management successfully pursued its goal to keep the leadership in the fibre implementation in Portugal, where there already exist around 1.6 million homes passed ranking Portugal as the country with one of the greatest FTTH penetration. Also achieved was the coverage of almost 100% of the base stations, which permitted, in this year, the 4G launch aimed at covering over 90% of the country by the end of 2012;

Taking into account as well the successful outcome of the Vivo transaction following the strategic partnership entered into, in due time, with the Oi Group, the completion, in March 2011, of the acquisition of investments in Telemar Norte Leste, S.A. (Oi) and in Contax, S.A., and the agreement with their controlling shareholders, which made it possible for PT to acquire an actual 25.3% share in Oi and 14.1% in Contax, thus ensuring the scale as required to ensure the sustainability of the Portugal Telecom Group’s corporate project;

Further taking into consideration the highly professional and diligent manner in which the Audit Committee and the Statutory Auditor performed their duties, contributing in a significant way to the Company’s good performance;

We propose that the General Meeting of Shareholders approve a special praise to the Chairman of the Board of Directors and to the Chief Executive Officer for their conduct of the activities of the Board of Directors and the operational and financial performance of the Company, throughout the period under appraisal, in spite of the challenging economic framework;

We further propose that the General Meeting of Shareholders express to the Board of Directors, the Executive Committee, the Audit Committee and the Statutory Auditor the Company’s appreciation for their conduct and to approve a vote of confidence and a general praise on these corporate bodies and each of their members.

Lisbon, 22 March 2012

The Shareholders,

R.S. HOLDING — NIVALIS	BES — AVISTAR

CGD — CAIXA GERAL DE DEPÓSITOS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.